HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.               ________          Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                 August 7, 2009

Jessica Kane
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


      Re:   Flexible Solutions International, Inc.
            Registration Statement on Form S-3
            File No. 333-158962


      This letter provides the Company's responses to the comments received from the Staff by letter dated May 29, 2009. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found.

                                                                         Page
                                                                         ----

      1. The Company is eligible to use Form S-3 since the 8-K reports which are the subject of this comment were not "required" to be filed. Disclosure of information under Item 8.01 of the Form S-K is optional unless the report is used to disclose non-public information required to be disclosed by Regulation
FD. You will note under General Instruction B.1 to the form that there is no time frame within which an 8-K disclosing information under Item. 8.01 is required to be filed unless it is filed solely to satisfy the Company's obligations under Regulation FD. The 8-K reports referred to in the Staff's letter were not filed to satisfy the Company's obligations under Regulation FD since:

            a. The 8-K reports disclosed information in press releases which were previously issued by the Company;

            b. The information in the press releases were not disclosed selectively to the persons specified in Rule
      100(b)(1) of Regulation FD; and

            c. The press releases were disseminated in a fashion that met the requirements of Rule 101(e)(2) of Regulation FD.
                                                                         N/A

      2. Comment complied with.                                           11

      3. Comment complied with.                                           12

      4. Comment complied with.                                           12

      5. Comment complied with.                                         9, 10

      6. Comment complied with.                                        15, 16

      7. Comment complied with.                                           14

      8. Comment complied with.                                     Part II, pp
                                                                        2, 3

      9. Comment complied with.                                      Signature
                                                                        page.

     10. Comment complied with.                                    Exhibit 23(a)

     11. Comment complied with.                                    10-K, P. 18

     12. Comment complied with.                                     10-K, F-1

     13. Comment complied with.                                     10-K
                                                                    Exhibit 31.1
                                                                    Exhibit 31.2

       If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.




                                    William T. Hart

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